FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	GLOBEX UTILIDADES S.A.
Publicly-held Company	Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF):	Corporate Taxpayer's ID (CNPJ/MF):
47.508.411/0001-56	33.041.260/0652-90

CASA BAHIA COMERCIAL LTDA.
Corporate Taxpayer's ID (CNPJ/MF): 59.291.534/0001 -67
MATERIAL FACT
(CVM Instruction: 358/02)

The management of Companhia Brasileira de Distribuição (“CBD”), Globex Utilidades S.A. (“Globex”) and Casa Bahia Comercial Ltda. (“Casa Bahia”), in light of the news published today and in response to the various requests for clarification, hereby inform their shareholders and the market in general of the main terms of the Provisional Transaction Reversal Agreement (Agreement) entered into by CBD and Casa Bahia with CADE (the Council for Economic Defense), Brazil’s antitrust authority.

Accordingly, it was agreed that:

  the companies will maintain the Casas Bahia and Ponto Frio brands and will undertake separate promotional campaigns, keeping marketing and advertising investments in line with previous fiscal years, except in exceptional circumstances dictated by the economic situation;
  both companies shall maintain their current stores in the 146 municipalities where they are present in operation;
  the companies will maintain their respective distribution centers (DCs) and the Bartira furniture factory;
  the companies will maintain their respective credit granting policies; and
  the companies will maintain separate purchasing structures and contractual instruments, even though they may immediately work jointly in this area.

In addition, the companies undertook to maintain overall employment levels in their respective DCs and stores.

Except for these specific conditions, the companies may adopt any measures they deem necessary for the integration of their activities and the capture of synergies resulting from the transaction.

The companies believe the Agreement to be positive in that CADE recognizes that there is no need to suspend or "freeze" the effects of the association, it being sufficient, in order to satisfy the authorities during the analysis process, that the companies adopt certain specific measures to ensure the reversibility of the transaction.

The companies also inform that they currently operate 1010 stores in 327 municipalities in Brazil.

São Paulo, February 3, 2010.

Companhia Brasileira de Distribuição	Globex Utilidades S.A.
Daniela Sabbag	Orivaldo Padilha
Investor Relations Officer	Investor Relations Officer

Casa Bahia Comercial Ltda.
Michael Klein
Administrator

DISCLAIMER

This Material Fact does not constitute an offering document or represent an offer to sell or a solicitation to buy any securities or even a solicitation of any vote or approval.

Investors in the “American Depositary Receipts” (“ADRs”) of CBD and the holders of the preferred shares of CBD are recommended to read this Material Fact, since it contains important information concerning the Association.

This Material Fact contains forward-looking statements that are not based on past events, but are formed from the current opinions and estimates of the respective managements of Globex, CBD and Casa Bahia based on future economic data and circumstances, the conditions of the industry and the retail market and the performance of the companies.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 03, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Operating Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.